UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Richmont Mines, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76547T106

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 76547T106
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Martin W. Mitchell
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	5	SOLE VOTING POWER 3,478,940
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 3,478,940
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,940
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES--
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3%
12		TYPE OF REPORTING PERSON IN

3

CUSIP No. 76547T106
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Virginia S Mitchell
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	5	SOLE VOTING POWER 3,478,940
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 3,478,940
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,940
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES--
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3%
12		TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

Richmont Mines, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

110 Avenue Principale, Rouyn Noranda, Canada Quebec A8

Item 2(a). Name of Person Filing:

Martin W. Mitchell

Item 2(b). Address of Principal Business Office or, if none, Residence:

502 West 3700 North, Provo, Utah 84604

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

76547T106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(ii)(G)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

Not Applicable

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

3,478,940

(b)	Percent of class:

13.3

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

3,478,940

(ii)	shared power to vote or to direct the vote: --

0

(iii)	sole power to dispose or to direct the disposition of:

3,478,940

(iv)	shared power to dispose or to direct the disposition of: --

0

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The interest of Martin W. Mitchell and Virginia S. Mitchell, as husband and wife as joint tenants with rights of survivorship, in the Common Stock of Richmont Mines, Inc., amounts to 3,478,940 or 13.3% of the issued and outstanding stock.

Item 7. Identification and Classification of the Security Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8. Identification and Classification of Members of the Group

Martin W. Mitchell

Virginia S. Mitchell

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jun 16, 2009	/s/ Martin W. Mitchell
Date	Signature

Martin W. Mitchell
Name/Title

Jun 16, 2009	/s/ Virginia S. Mitchell
Date	Signature

Virginia S. Mitchell
Name/Title